                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-38792


PROSPECTUS SUPPLEMENT
(To prospectus dated June 15, 2000)

                                                            [LOGO] Merrill Lynch
                                                 PROTECTED GROWTH (SM) INVESTING
                                      Pursuit of Growth, Protection of Principal

                                3,600,000 Units
                           Merrill Lynch & Co., Inc.
         Callable Nasdaq-100(R) Market Index Target-Term Securities(R)
                              due August 3, 2007
                        "Callable MITTS(R) Securities"
                         $10 principal amount per unit

                                --------------

The Callable MITTS Securities:           Payment at maturity:


 .  100% principal protection at          .  On the stated maturity date, if
   maturity.                                the Callable MITTS Securities have
 .  Callable in August 2006 at the           not previously been called, for
   option of Merrill Lynch& Co., Inc.       each unit of the Callable MITTS
 .  No payments before the stated            Securities you own, we will pay
   maturity date unless called.             you the principal amount of each
 .  Senior unsecured debt securities of      unit plus an additional amount
   Merrill Lynch& Co., Inc.                 based on the percentage increase,
 .  Linked to the value of the Nasdaq-       if any, in the value of the
   100 Index(R).                            Nasdaq-100 Index.
 .  The Callable MITTS Securities have
   been approved for listing on the      Payment if called by Merrill Lynch &
   American Stock Exchange under the     Co., Inc.:
   trading symbol "MNM".
 .  Expected initial settlement date:     .  If Merrill Lynch & Co., Inc.
   August 4, 2000.                          elects in August 2006 to call your
                                            Callable MITTS Securities, you
                                            will receive $21.50 per unit.

           Investing in the Callable MITTS Securities involves risk.
    See "Risk Factors" beginning on page S-8 of this prospectus supplement.

                                --------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                          Per unit    Total
                                                          --------    -----
     Public offering price...............................  $10.00  $36,000,000
     Underwriting discount...............................    $.30   $1,080,000
     Proceeds, before expenses, to Merrill Lynch & Co.,
      Inc................................................   $9.70  $34,920,000

                                --------------

Merrill Lynch & Co.                                   A.G. Edwards & Sons, Inc.

                                --------------

           The date of this prospectus supplement is August 1, 2000.

"Callable MITTS" and "Market Index Target-Term Securities" are registered service marks and "Protected Growth" is a service mark of Merrill Lynch & Co., Inc.

"Nasdaq", "Nasdaq-100" and "Nasdaq-100 Index" are trademarks, trade names or service marks owned by The Nasdaq Stock Market, Inc.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
SUMMARY INFORMATION--Q&A..................................................  S-4
  What are the Callable MITTS Securities?.................................  S-4
  What will I receive on the stated maturity date of the Callable MITTS
   Securities?............................................................  S-4
  How does the call feature work?.........................................  S-5
  Will I receive interest payments on the Callable MITTS Securities?......  S-6
  Who publishes the Nasdaq-100 Index and what does the Nasdaq-100 Index measure?...............................................................  S-6
  How has the Nasdaq-100 Index performed historically?....................  S-6
  What about taxes?.......................................................  S-6
  Will the Callable MITTS Securities be listed on a stock exchange?.......  S-7
  What is the role of MLPF&S?.............................................  S-7
  Who is ML&Co.?..........................................................  S-7
  Are there any risks associated with my investment?......................  S-7

RISK FACTORS..............................................................  S-8
  You may not earn a return on your investment............................  S-8
  The Callable MITTS Securities are subject to early call.................  S-8
  Your yield may be lower than the yield on a standard debt security of comparable maturity....................................................  S-8
  Your return will not reflect the return of owning the stocks included in the Nasdaq-100 Index...................................................  S-8
  There may be an uncertain trading market for the Callable MITTS
   Securities.............................................................  S-8
  Many factors affect the trading value of the Callable MITTS Securities;
   these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor..............  S-9
  Amounts payable on the Callable MITTS Securities may be limited by state law.................................................................... S-10
  Purchases and sales by us and our affiliates may affect your return..... S-10
  Potential conflicts..................................................... S-10
  Uncertain tax consequences.............................................. S-11

DESCRIPTION OF THE CALLABLE MITTS SECURITIES.............................. S-12
  Payment at maturity..................................................... S-12
  Early call of the Callable MITTS Securities at the option of ML&Co...... S-13
  Hypothetical returns.................................................... S-13
  Adjustments to the Nasdaq-100 Index; Market Disruption Events........... S-14
  Discontinuance of the Nasdaq-100 Index.................................. S-15
  Events of Default and Acceleration...................................... S-16
  Depositary.............................................................. S-16
  Same-Day Settlement and Payment......................................... S-19

THE NASDAQ-100 INDEX...................................................... S-19
  Computation of the Nasdaq-100 Index..................................... S-19
  Historical Data on the Nasdaq-100 Index................................. S-23
  License Agreement....................................................... S-24

UNITED STATES FEDERAL INCOME TAXATION..................................... S-24
  General................................................................. S-25
  U.S. Holders............................................................ S-26
  Non-U.S. Holders........................................................ S-28
  Backup withholding...................................................... S-28
  New withholding regulations............................................. S-29

ERISA CONSIDERATIONS....................................................... S-29
USE OF PROCEEDS AND HEDGING................................................ S-29
WHERE YOU CAN FIND MORE INFORMATION........................................ S-29
UNDERWRITING............................................................... S-31
VALIDITY OF THE CALLABLE MITTS SECURITIES.................................. S-31
INDEX OF DEFINED TERMS..................................................... S-32

                                   Prospectus

                                                                          Page
                                                                          ----
MERRILL LYNCH & CO., INC ................................................   2
USE OF PROCEEDS..........................................................   2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS.............................   3
THE SECURITIES...........................................................   3
DESCRIPTION OF DEBT SECURITIES...........................................   4
DESCRIPTION OF DEBT WARRANTS.............................................  10
DESCRIPTION OF CURRENCY WARRANTS.........................................  12
DESCRIPTION OF INDEX WARRANTS............................................  14
DESCRIPTION OF PREFERRED STOCK...........................................  19
DESCRIPTION OF DEPOSITARY SHARES.........................................  24
DESCRIPTION OF PREFERRED STOCK WARRANTS..................................  28
DESCRIPTION OF COMMON STOCK..............................................  30
DESCRIPTION OF COMMON STOCK WARRANTS.....................................  33
PLAN OF DISTRIBUTION.....................................................  36
WHERE YOU CAN FIND MORE INFORMATION......................................  37
INCORPORATION OF INFORMATION WE FILE WITH THE SEC........................  37
EXPERTS..................................................................  38

                          SUMMARY INFORMATION -- Q&A
     This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Callable Nasdaq-100 Market Index Target-Term Securities(R) due August 3, 2007. You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Callable MITTS Securities, the Nasdaq-100 Index and the tax and other considerations that are important to you in making a decision about whether to invest in the Callable MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the Callable MITTS Securities, to determine whether an investment in the Callable MITTS Securities is appropriate for you.

     References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Callable MITTS Securities?

     The Callable MITTS Securities will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Callable MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The Callable MITTS Securities will mature on August 3, 2007 unless called by ML&Co. in August 2006.

     Each unit of Callable MITTS Securities represents $10 principal amount of Callable MITTS Securities. You may transfer the Callable MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Callable MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Callable MITTS Securities. You should refer to the section entitled "Description of the Callable MITTS Securities--Depositary" in this prospectus supplement.

What will I receive on the stated maturity date of the Callable MITTS
Securities?

     We have designed the Callable MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the value of the Nasdaq-100 Index. On the stated maturity date, if we have not called the Callable MITTS Securities, you will receive a payment on the Callable MITTS Securities equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount", if any.

Principal amount

     The "principal amount" per unit is $10.

Supplemental Redemption Amount

     The "Supplemental Redemption Amount" per unit will equal:

      (Ending Value - Starting Value)
$10 X (-----------------------------)
      (      Starting Value         )

but will not be less than zero.

     The "Starting Value" equals 3,521.15, the closing value of the Nasdaq-100 Index on August 1, 2000, the date the Callable MITTS Securities were priced for initial sale to the public.

     The "Ending Value" means the average of the values of the Nasdaq-100 Index at the close of the market on five business days shortly before the maturity of the Callable MITTS Securities. We may calculate the Ending Value by reference to fewer than five or even by reference to a single day's closing value if, during the period prior to the stated maturity date of the Callable MITTS Securities, there is a disruption in the trading of the component stocks comprising the Nasdaq-100 Index or certain futures or options contracts relating to the Nasdaq-100 Index.

 Examples

  Here are two examples of Supplemental Redemption Amount calculations. If we call the Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not be entitled to receive any payment on the stated maturity date.

 Example 1--The Nasdaq-100 Index is below the Starting Value at maturity.

  Starting Value: 3,521.15
  Hypothetical Ending Value: 3,169.04

                                                                                                (Supplemental
                                                                                                Redemption
                                                         (  3,169.04 - 3,521.15  )              Amount cannot
   Supplemental Redemption Amount (per unit)   =  $10  X (-----------------------) =  $0.00     be less than zero)
                                                         (        3,521.15       )

  Total payment at maturity (per unit) = $10 + $0.00 = $10

 Example 2--The Nasdaq-100 Index is above the Starting Value at maturity:

  Starting Value: 3,521.15
  Hypothetical Ending Value: 5,105.67

   Supplemental Redemption                (5,105.67 - 3,521.15)
           Amount (per unit)   =  $10  X  (-------------------) =  $4.50
                                          (      3,521.15     )

  Total payment at maturity (per unit) = $10 + $4.50 = $14.50

      For more specific information about the Supplemental Redemption Amount, please see the section entitled "Description of the Callable MITTS Securities" in this prospectus supplement.

      We will pay you a Supplemental Redemption Amount only if we do not call the Callable MITTS Securities in August 2006 and the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of the Callable MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

How does the call feature work?

      We may elect to call the Callable MITTS Securities at $21.50 per unit (the "Call Price") on any Business Day during the month of August 2006 (the "Call Period") by giving notice to the trustee of the Callable MITTS Securities as described in this prospectus supplement and specifying the date on which the Call Price will be paid (the "Payment Date"). The Payment Date will be no later than the twentieth Business Day after the call election.

      If we elect to call your Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not receive a Supplemental Redemption Amount. If we do not call the Callable MITTS Securities during the Call Period, the principal amount plus the Supplemental Redemption Amount, if any, that you receive at the stated maturity date may be greater than or less than the Call Price.

Will I receive interest payments on the Callable MITTS Securities?

      You will not receive any interest payments on the Callable MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity, or the Call Price if the Callable MITTS Securities are called during the Call Period. We have designed the Callable MITTS Securities for investors who are willing to forego market interest payments on the Callable MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Nasdaq-100 Index.

Who publishes the Nasdaq-100 Index and what does the Nasdaq-100 Index measure?

      The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index is currently calculated and published by The Nasdaq Stock Market, Inc. (the "Nasdaq").

      Please note that an investment in the Callable MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the Nasdaq-100 Index.

How has the Nasdaq-100 Index performed historically?

      You can find a table with the closing values of the Nasdaq-100 Index on the last business day of each month from January 1994 through July 2000, in the section entitled "The Nasdaq-100 Index" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Nasdaq-100 Index in various economic environments; however, past performance of the Nasdaq-100 Index is not necessarily indicative of how the Nasdaq-100 Index will perform in the future.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Callable MITTS Securities over their term based upon an estimated yield for the Callable MITTS Securities, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning Callable MITTS Securities. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal 7.54% per annum, compounded semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Callable MITTS Security for $10 and hold the Callable MITTS Security until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Callable MITTS Securities each year: $0.3083 in 2000, $0.7921 in 2001, $0.8527 in 2002, $0.9183 in 2003,
$0.9888 in 2004, $1.0647 in 2005, $1.1465 in 2006 and $0.7220 in 2007. However,
in 2007, if we have not called the Callable MITTS Securities, the amount of ordinary income that you will be required to pay taxes on from owning that Callable MITTS Security may be greater or less than $0.7220, depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $6.7934, you may have a loss which you could deduct against other income you may have in 2007, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see the section entitled United States Federal Income Taxation in this prospectus supplement.

Will the Callable MITTS Securities be listed on a stock exchange?

      The Callable MITTS Securities have been approved for listing on the AMEX under the symbol "MNM", subject to official notice of issuance. The listing of the Callable MITTS Securities on the AMEX will not necessarily ensure that a liquid trading market will be available for the Callable MITTS Securities. You should review the section entitled "Risk Factors--There may be an uncertain trading market for the Callable MITTS Securities" in this prospectus supplement.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is an underwriter for the offering and sale of the Callable MITTS Securities. After the initial offering, MLPF&S intends to buy and sell Callable MITTS Securities to create a secondary market for holders of the Callable MITTS Securities, and may stabilize or maintain the market price of the Callable MITTS Securities during the initial distribution of the Callable MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as our subsidiary and its responsibilities as calculation agent.

Who is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read other documents ML&Co. has filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in this prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the Callable MITTS Securities is subject to risk. Please refer to the section entitled "Risk Factors" in this prospectus supplement.

                                  RISK FACTORS

      Your investment in the Callable MITTS Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Callable MITTS Securities is suitable for you.

You may not earn a return on your investment

      You should be aware that if the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Nasdaq-100 Index was higher than the Starting Value at some time during the life of the Callable MITTS Securities but later falls to or below the Starting Value. If the Supplemental Redemption Amount is zero and the Callable MITTS Securities have not been called prior to the stated maturity date, we will pay you only the principal amount of your Callable MITTS Securities.

The Callable MITTS Securities are subject to early call

      We may elect to call all of the Callable MITTS Securities by giving notice on any Business Day during the Call Period. We are likely to call the Callable MITTS Securities during the Call Period if the secondary market price of the Callable MITTS Securities is approximately equal to or above the Call Price during that period. In the event that we elect to call the Callable MITTS Securities, you will receive only the Call Price and no Supplemental Redemption Amount.

Your yield may be lower than the yield on a standard debt security of comparable maturity

      The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Nasdaq-100 Index

      Your return will not reflect the return you would realize if you actually owned the stocks underlying the Nasdaq-100 Index and received the dividends paid on those stocks because Nasdaq calculates the Nasdaq-100 Index by reference to the prices of the common stocks comprising the Nasdaq-100 Index without taking into consideration the value of dividends paid on those stocks. In addition, if the Callable MITTS Securities are called during the Call Period, you will receive only the Call Price and you will not receive any additional amount based upon the appreciation, if any, in the level of the Nasdaq-100 Index.

There may be an uncertain trading market for the Callable MITTS Securities

      The Callable MITTS Securities have been approved for listing on the AMEX under the trading symbol "MNM", subject to official notice of issuance. While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the Callable MITTS Securities will trade. You cannot assume that a trading market will develop for the Callable MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Callable MITTS Securities will depend on our financial performance and other factors such as the increase, if any, in the value of the Nasdaq-100 Index.

      If the trading market for the Callable MITTS Securities is limited, there may be a limited number of buyers for your Callable MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the Callable MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Callable MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Callable MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Callable MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Callable MITTS Securities attributable to another factor, such as an increase in the value of the Nasdaq-100 Index. The following paragraphs describe the expected impact on the market value of the Callable MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Nasdaq-100 Index is expected to affect the trading value of the Callable MITTS Securities. We expect that the market value of the Callable MITTS Securities will depend substantially on the amount, if any, by which the Nasdaq-100 Index exceeds the Starting Value. If you choose to sell your Callable MITTS Securities when the value of the Nasdaq-100 Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the Nasdaq-100 Index will continue to fluctuate until the Ending Value is determined. If you choose to sell your Callable MITTS Securities when the value of the Nasdaq-100 Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of your Callable MITTS Securities. In general, rising U.S. dividend rates, or dividends per share, may increase the value of the Nasdaq-100 Index while falling U.S. dividend rates may decrease the value of the Nasdaq-100 Index.

      Changes in the levels of interest rates are expected to affect the trading value of the Callable MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of Callable MITTS Securities at maturity, we expect that changes in interest rates will affect the trading value of the Callable MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the Callable MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Callable MITTS Securities will increase. Rising interest rates may lower the value of the Nasdaq-100 Index and, thus, the Callable MITTS Securities. Falling interest rates may increase the value of the Nasdaq-100 Index and, thus, may increase the value of the Callable MITTS Securities.

      Changes in the volatility of the Nasdaq-100 Index are expected to affect the trading value of the Callable MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Nasdaq-100 Index increases or decreases the trading value of the Callable MITTS Securities may be adversely affected.

      As the time remaining to maturity of the Callable MITTS Securities decreases, the "time premium" associated with the Callable MITTS Securities will decrease. We anticipate that before their maturity, the Callable MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the value of the Nasdaq-100 Index. This difference will reflect a "time premium" due to expectations concerning the value of the Nasdaq-100 Index during the period before the stated maturity of the Callable MITTS Securities. However, as the time remaining to the stated maturity of the Callable MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the Callable MITTS Securities.

      Changes in dividend yields of the stocks included in the Nasdaq-100 Index are expected to affect the trading value of the Callable MITTS Securities. In general, if dividend yields on the stocks included in the Nasdaq-100 Index increase, we expect that the value of the Callable MITTS Securities will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the value of the Callable MITTS Securities will increase.

      Changes in our credit ratings may affect the trading value of the Callable MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Callable MITTS Securities. However, because your return on your Callable MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the Callable MITTS Securities, such as the percentage increase, if any, in the value of the Nasdaq-100 Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Callable MITTS Securities.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Callable MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the Callable MITTS Securities than if it occurs earlier in the term of the Callable MITTS Securities. However, we expect that the effect on the trading value of the Callable MITTS Securities of a given increase in the value of the Nasdaq-100 Index will be greater if it occurs later in the term of the Callable MITTS Securities than if it occurs earlier in the term of the Callable MITTS Securities.

Amounts payable on the Callable MITTS Securities may be limited by state law

      New York State law governs the 1983 Indenture under which the Callable MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Callable MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the Callable MITTS Securities holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks underlying the Nasdaq-100 Index or futures or options contracts in the Nasdaq-100 Index for our own accounts for business reasons or in connection with hedging our obligations under the Callable MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Nasdaq-100 Index in a manner that could be adverse to your investment in the Callable MITTS Securities.

Potential conflicts

      Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the Callable MITTS Securities could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Nasdaq-100 Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Nasdaq-100 Index. See the sections entitled "Description of the Callable MITTS Securities--Adjustments to the Nasdaq-100 Index; Market Disruption Events" and "--Discontinuance of the Nasdaq-100 Index" in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Callable MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Uncertain tax consequences

      You should consider the tax consequences of investing in the Callable MITTS Securities, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation".

                 DESCRIPTION OF THE CALLABLE MITTS SECURITIES

     ML&Co. will issue the Callable MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless called by ML&Co. during the Call Period, the Callable MITTS Securities will mature on August 3, 2007.

     Unless the Callable MITTS Securities are called during the Call Period, at the stated maturity a beneficial owner of a Callable MITTS Security will receive the sum of the principal amount of each Callable MITTS Security plus the Supplemental Redemption Amount, if any. There will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment at maturity".

     The Callable MITTS Securities may be called by ML&Co. as described below, but the Callable MITTS Securities are not subject to redemption at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Callable MITTS Securities, registered holders of the Callable MITTS Securities may accelerate the maturity of the Callable MITTS Securities, as described under "--Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--Events of Default" in the accompanying prospectus.

     ML&Co. will issue the Callable MITTS Securities in denominations of whole units of $10.00 per unit.

     The Callable MITTS Securities do not have the benefit of any sinking fund.

Payment at maturity

     If we do not call the Callable MITTS Securities during the Call Period, a beneficial owner of a Callable MITTS Security will be entitled to receive at the stated maturity, the principal amount of that Callable MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, you will be entitled to receive only the principal amount of your Callable MITTS Securities.

 Determination of the Supplemental Redemption Amount

     The "Supplemental Redemption Amount" for a Callable MITTS Security will be determined by the calculation agent and will equal:

                                                         (Ending Value - Starting Value)
principal amount of each MITTS Security ($10 per unit) X (-----------------------------)
                                                         (        Starting Value       )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

     The "Starting Value" equals 3,521.15, the closing value of the Nasdaq-100 Index on August 1, 2000, the date the Callable MITTS Securities were priced for initial sale to the public.

     The "Ending Value" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the Nasdaq-100 Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Value will equal the average or arithmetic mean of the closing values of the Nasdaq-100 Index on those Calculation Days, and if there is only one Calculation Day, then the Ending Value will equal the closing value of the Nasdaq-100 Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Nasdaq-100 Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

      A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" means a day on which the New York Stock Exchange and the AMEX are open for trading and the Nasdaq-100 Index or any successor index is calculated and published.

      All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Callable MITTS Securities.

Early call of the Callable MITTS Securities at the option of ML&Co.

      During the Call Period, the month of August 2006, ML&Co., in its sole discretion, may elect to call the Callable MITTS Securities, in whole but not in part, at $21.50 per unit (the "Call Price") by giving notice to the trustee on any Business Day.

      If we elect to call your Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not receive a Supplemental Redemption Amount based on the Nasdaq-100 Index. If we do not call the Callable MITTS Securities, the principal amount plus the Supplemental Redemption Amount, if any, that you receive at the stated maturity may be greater than or less than the Call Price. ML&Co. may elect to call the Callable MITTS Securities on any Business Day during the Call Period by giving notice to the trustee and specifying the date on which the Call Price shall be paid. The Payment Date shall be no later than the twentieth Business Day after the call election. The trustee will provide notice of the call election to the registered holders of the Callable MITTS Securities, specifying the Payment Date, no less than 15 calendar days prior to the Payment Date. While the Callable MITTS Securities are held at the depositary, the registered holder will be the depositary, and the depositary will receive the notice of the call. As more fully described below under "--Depositary", the depositary will forward this notice to its participants which will pass it onto the beneficial owners.

      You should compare the features of the Callable MITTS Securities to other available investments before deciding to purchase the Callable MITTS Securities. Due to the uncertainty as to whether the Callable MITTS Securities will earn a Supplemental Redemption Amount or be called during the Call Period, the return on investment with respect to the Callable MITTS Securities may be higher or lower than the return available on other securities issued by ML&Co. or issued by others. We suggest that you reach an investment decision only after carefully considering the suitability of the Callable MITTS Securities in light of your particular circumstances. See the section entitled "United States Federal Income Taxation".

Hypothetical returns

      The following table illustrates, for a range of hypothetical Ending Values of the Nasdaq-100 Index during the Calculation Period:

    . the percentage change from the Starting Value to the hypothetical Ending Value,

    . the total amount payable at maturity for each unit of Callable MITTS Securities,

    . the total rate of return to beneficial owners of the Callable MITTS Securities,

    . the pretax annualized rate of return to beneficial owners of Callable MITTS Securities, and

    . the pretax annualized rate of return of an investment in the stocks included in the Nasdaq-100 Index, which includes an assumed aggregate dividend yield of 0.03% per annum, as more fully described below.

     The table also assumes we do not call the Callable MITTS Securities prior to the stated maturity date.

                                                                                        Pretax
                                     Total amount                                     annualized
   Hypothetical   Percentage change   payable at                  Pretax annualized rate of return
   Ending Value   from the Starting  maturity per  Total rate of   rate of return     of stocks
    during the      Value to the     unit of the   return on the   on the Callable  underlying the
   Calculation      hypothetical    Callable MITTS Callable MITTS       MITTS         Nasdaq-100
      Period        Ending Value    Securities(1)  Securities(1)  Securities (1)(2)    Index(2)
   ------------   ----------------- -------------- -------------- ----------------- --------------
     704.23             -80%            10.00           0.00%           0.00%          -21.69%
   1,408.46             -60%            10.00           0.00%           0.00%          -12.64%
   2,112.69             -40%            10.00           0.00%           0.00%           -7.14%
   2,816.92             -20%            10.00           0.00%           0.00%           -3.13%
   3,521.15(3)            0%            10.00           0.00%           0.00%            0.03%
   4,225.38              20%            12.00          20.00%           2.62%            2.65%
   4,929.61              40%            14.00          40.00%           4.86%            4.90%
   5,633.84              60%            16.00          60.00%           6.83%            6.86%
   6,338.07              80%            18.00          80.00%           8.58%            8.61%
   7,042.30             100%            20.00         100.00%          10.15%           10.18%
   7,746.53             120%            22.00         120.00%          11.59%           11.62%
   8,450.76             140%            24.00         140.00%          12.91%           12.94%
   9,154.99             160%            26.00         160.00%          14.13%           14.16%

-------
(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2) This rate of return assumes:
    (a) a percentage change in the aggregate price of the underlying stocks that equals the percentage change in the Nasdaq-100 Index from the Starting Value to the relevant hypothetical Ending Value;
    (b) a constant dividend yield of 0.03% per annum, paid quarterly from the date of initial delivery of the Callable MITTS Securities, applied to the value of the Nasdaq-100 Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value;
    (c) no transaction fees or expenses; and
    (d) an investment term from August 4, 2000 to August 3, 2007.
(3) This is the Starting Value.

     The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Ending Value determined by the calculation agent as described in this prospectus supplement.

Adjustments to the Nasdaq-100 Index; Market Disruption Events

     If at any time Nasdaq changes its method of calculating the Nasdaq-100 Index, or the value of the Nasdaq-100 Index changes, in any material respect, or if the Nasdaq-100 Index is in any other way modified so that the Nasdaq-100 Index does not, in the opinion of the calculation agent, fairly represent the value of the Nasdaq-100 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Nasdaq-100 Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Nasdaq-100 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Nasdaq-100 Index, as so adjusted. Accordingly, if the method of calculating the Nasdaq-100 Index is modified so that the value of the Nasdaq-100 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Nasdaq-100 Index in order to arrive at a value of the Nasdaq-100 Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events, as determined by the calculation agent:

    (a) a suspension, material limitation or absence of trading on the The Nasdaq Stock Market of 20% or more of the underlying stocks which then comprise the Nasdaq-100 Index or a successor index during the one-half hour period preceding the close of trading on the applicable exchange; or

    (b) the suspension or material limitation on the The Nasdaq Stock Market or any other major futures or securities market from trading in futures or options contracts related to the Nasdaq-100 Index or a successor index during the one-half hour period preceding the close of trading on the applicable exchange.

      For the purposes of determining whether a Market Disruption Event has occurred:

    1. a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

    2. a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event;

    3. a suspension in trading in a futures or options contract on the Nasdaq-100 Index by a major securities market for more than two hours by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Nasdaq-100 Index; and

    4. an absence of trading on The Nasdaq Stock Market will not include any time when The Nasdaq Stock Market is closed for trading under ordinary circumstances.

Discontinuance of the Nasdaq-100 Index

      If Nasdaq discontinues publication of the Nasdaq-100 Index and Nasdaq or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nasdaq-100 Index (a "successor index"), then, upon the calculation agent's notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Nasdaq or any other entity for the Nasdaq-100 Index and calculate the closing value as described above under "--Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Callable MITTS Securities.

      In the event that Nasdaq discontinues publication of the Nasdaq-100 Index and:

    .  the calculation agent does not select a successor index, or

    .  the successor index is no longer published on any of the Calculation
       Days,

the calculation agent will compute a substitute value for the Nasdaq-100 Index in accordance with the procedures last used to calculate the Nasdaq-100 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Nasdaq-100 Index as described below, the successor index or value will be used as a substitute for the Nasdaq-100 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists, and the Calculation Period and the Calculation Days shall be determined as if each Business Day were an Index Business Day.

      If the Nasdaq discontinues publication of the Nasdaq-100 Index before the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

    .  the determination of the Ending Value, or

    . a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

      A "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close and that is a day on which the NYSE, the Nasdaq National Market System and the AMEX are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Nasdaq-100 Index may adversely affect trading in the Callable MITTS Securities.

Events of Default and Acceleration

      In case an Event of Default with respect to any Callable MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a Callable MITTS Security upon any acceleration permitted by the Callable MITTS Securities, with respect to each $10 principal amount, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Callable MITTS Securities, provided however, if the acceleration occurs before the end of the Call Period, the maximum amount payable with respect to each Callable MITTS security will be the Call Price. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Callable MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Callable MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Callable MITTS Securities.

      In case of default in payment of the Callable MITTS Securities, whether at their stated maturity or upon acceleration, from and after the maturity date the Callable MITTS Securities will bear interest, payable upon demand of their beneficial owners, at the rate of 7.54% per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Callable MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

 Description of the Global Securities

      Upon issuance, all Callable MITTS Securities will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTCs partnership nominee. Unless and until it is exchanged in whole or in part for Callable MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Callable MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the Callable MITTS Securities will not be entitled to have the Callable MITTS Securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the Callable MITTS Securities in definitive form and will not be considered the owners or holders of the Callable MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

 DTC Procedures

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the Callable MITTS Securities. The Callable MITTS Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTCs partnership nominee). One or more fully registered global securities will be issued for the Callable MITTS Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTCs system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of Callable MITTS Securities under DTCs system must be made by or through direct participants, which will receive a credit for the Callable MITTS Securities on DTCs records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Callable MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all Callable MITTS Securities deposited with DTC are registered in the name of DTCs partnership nominee, Cede & Co. The deposit of Callable MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Callable MITTS Securities; DTCs records reflect only the identity of the direct participants to whose accounts such Callable MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the Callable MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the Callable MITTS Securities are credited on the record date.

      Principal, premium, if any, and/or interest, if any, payments made in cash on the Callable MITTS Securities will be made in immediately available funds to DTC. DTCs practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositarys records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants shall be the responsibility of DTC, and disbursement of any payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

 Exchange for Certificated Securities

      If:

    . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

    . ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

    . an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the Callable MITTS Securities,

the global securities will be exchangeable for Callable MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive Callable MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

      DTC may discontinue providing its services as securities depositary with respect to the Callable MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, Callable MITTS Security certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, Callable MITTS Security certificates will be printed and delivered.

      The information in this section concerning DTC and DTCs system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

      Settlement for the Callable MITTS Securities will be made by the underwriters in immediately available funds. ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the Callable MITTS Securities are maintained in book-entry form.

                              THE NASDAQ-100 INDEX

      The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on The Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups. As of June 30, 2000, the major industry groups covered in the Nasdaq-100 Index (listed according to their respective capitalization in the Nasdaq-100 Index) were as follows: computer and office equipment (41.87%), computer software/services (26.08%), telecommunications (21.09%), biotechnology (5.41%), retail/wholesale trade (2.32%), services (2.04%), health care (0.58%), manufacturing (0.51%) and transportation (0.1%). The identity and capitalization weightings of the five largest companies represented in the Nasdaq-100 Index as of June 30, 2000 were as follows: Cisco Systems, Inc. (7.52%), Intel Corporation (7.43%), Microsoft Corporation (6.86%), Oracle Corporation (4.71%), and JDS Uniphase Corporation (4.03%). Current information regarding the market value of the Nasdaq-100 Index is available from the Nasdaq as well as numerous market information services. The Nasdaq-100 Index is determined, comprised and calculated by the Nasdaq without regard to the Callable MITTS Securities.

      The Nasdaq-100 Index share weights of the component securities of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of the 100 Nasdaq-100 Index securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the value of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight.

Computation of the Nasdaq-100 Index

 Underlying Stock Eligibility Criteria and Annual Ranking Review

      To be eligible for inclusion in the Nasdaq-100 Index, a security must be traded on the Nasdaq National Market tier of The Nasdaq Stock Market and meet the following criteria:

    .  the security must be of a non-financial company;

    .  only one class of security per issuer is allowed;

    . the security may not be issued by an issuer currently in bankruptcy proceedings;

    . the security must have average daily trading volume of at least 100,000 shares per day;

    . the security must have "seasoned" on The Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered);

    . if a security would otherwise qualify to be in the top 25% of the issuers included in the Index by market capitalization, then a one year "seasoning" criteria would apply;

    . if the security is of a foreign issuer, the company must have a worldwide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume on The Nasdaq Stock Market of at least 200,000 shares per day; in addition, foreign securities must be eligible for listed options trading; and

    . the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on The Nasdaq Stock Market within the next six months.

      These Nasdaq-100 Index eligibility criteria may be revised from time to time by the National Association of Securities Dealers, Inc. without regard to the Callable MITTS Securities.

      The Nasdaq-100 Index securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (such evaluation is referred to herein as the "Ranking Review"). Securities listed on The Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value. Index-eligible securities which are already in the Nasdaq-100 Index and which are in the top 150 eligible securities (based on market value) are retained in the Nasdaq-100 Index provided that such security was ranked in the top 100 eligible securities as of the previous ranking review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Nasdaq-100 Index which have the largest market capitalization. Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year, a Nasdaq-100 Index security is no longer traded on The Nasdaq Stock Market, or is otherwise determined by the Nasdaq to become ineligible for continued inclusion in the Nasdaq-100 Index, the security will be replaced with the largest market capitalization security not currently in the Nasdaq-100 Index and meeting the Nasdaq-100 Index eligibility criteria listed above.

      In addition to the Ranking Review, the securities in the Nasdaq-100 Index are monitored every day by the Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. The Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is made to the Nasdaq-100 Index on the evening prior to the effective date of such corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the Nasdaq-100 Index share weights for such underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in such Nasdaq-100 Index securities. Ordinarily, whenever there is a change in the Nasdaq-100 Index share weights or a change in a component security included in the Nasdaq-100 Index, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Nasdaq-100 Index which might otherwise be caused by any such change.

 Rebalancing of the Nasdaq-100 Index

      The Nasdaq-100 Index is calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Nasdaq-100 Index by a few large stocks); (3) reduce Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Nasdaq-100 Index securities from necessary weight rebalancings.

      Under the methodology employed, on a quarterly basis coinciding with the Nasdaq's quarterly scheduled weight adjustment procedures, the Nasdaq-100 Index securities are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Nasdaq-100 Index (i.e., as a 100-stock index, the average percentage weight in the Nasdaq-100 Index is 1.0%).

      Such quarterly examination will result in a Nasdaq-100 Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Nasdaq-100 Index security must be less than or equal to 24.0% and (2) the "collective weight" of those Nasdaq-100 Index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the Nasdaq-100 Index.

      If either one or both of these weight distribution requirements are not met upon quarterly review, or Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Nasdaq-100 Index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Nasdaq-100 Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Nasdaq-100 Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the "collective weight," so adjusted, to be set to 40.0%.

      The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Nasdaq-100 Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the Nasdaq-100 Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Nasdaq-100 Index.

      In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

      Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

      Then, to complete the rebalancing procedure, once the final percent weights of each of the Nasdaq-100 Index securities are set, the Nasdaq-100 Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Nasdaq-100 Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the Nasdaq-100 Index share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the Index divisor will be made to ensure continuity of the Nasdaq-100 Index.

      Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Nasdaq-100 Index share weights. However, Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the Nasdaq-100 Index components. In such instances, Nasdaq would announce the different basis for rebalancing prior to its implementation.

Historical Data on the Nasdaq-100 Index

      The following table sets forth the level of the Nasdaq-100 Index at the end of each month, in the period from January 1994 through July 2000. These historical data on the Nasdaq-100 Index are not necessarily indicative of the future performance of the Nasdaq-100 Index or what the value of the Callable MITTS Securities may be. Any historical upward or downward trend in the level of the Nasdaq-100 Index during any period set forth below is not an indication that the Nasdaq-100 Index is more or less likely to increase or decrease at any time during the term of the Callable MITTS Securities.

                        1994   1995   1996    1997     1998     1999     2000
                       ------ ------ ------ -------- -------- -------- --------
January............... 413.99 405.33 591.82   921.55 1,071.13 2,127.19 3,570.05
February.............. 412.17 432.50 622.83   850.46 1,194.13 1,925.28 4,266.94
March................. 382.96 447.15 609.69   797.06 1,220.66 2,106.39 4,397.84
April................. 373.25 469.56 666.73   874.74 1,248.12 2,136.39 3,773.18
May................... 378.85 488.10 692.39   958.85 1,192.07 2,089.70 3,324.08
June.................. 360.30 538.03 677.30   957.30 1,337.34 2,296.77 3,763.79
July.................. 370.16 568.88 636.01 1,107.03 1,377.26 2,270.93 3,609.35
August................ 397.90 576.77 663.57 1,074.17 1,140.34 2,396.87      --
September............. 393.85 585.08 737.58 1,097.17 1,345.48 2,407.90      --
October............... 413.05 598.78 751.99 1,019.62 1,400.52 2,637.44      --
November.............. 404.82 593.72 834.01 1,050.51 1,557.96 2,966.71      --
December.............. 404.27 576.23 821.36   990.80 1,836.01 3,707.83      --

      The following graph sets forth the historical performance of the Nasdaq-100 Index at the end of each month, in the period from January 1994 through July 2000. Past movements of the Nasdaq-100 Index are not necessarily indicative of the future Nasdaq-100 Index values. On August 1, 2000, the closing value of the Nasdaq-100 Index was 3,521.15.

      [THE GRAPH APPEARING HERE SETS FORTH THE MONTH-END CLOSING VALUES OF THE NASDAQ-100 INDEX FROM JANUARY 1994 THROUGH JULY 2000, AS SET FORTH IN THE TABLE ABOVE. THE VERTICAL AXIS HAS A RANGE OF NUMBERS FROM 0 TO 4,5000 IN INCREMENTS OF 500. THE HORIZONTAL AXIS HAS A RANGE OF MONTHS FROM JANUARY 94 THROUGH JULY 2000 IN INCREMENTS OF 1 MONTH.]

      This graph is for historical information only and should not be used or interpreted as a forecast or indication of future stock market performance, interest rate levels or variable returns applicable to the MITTS Securities.

License Agreement

      The Nasdaq Stock Market, Inc. and Merrill Lynch & Co., Inc. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use theNasdaq-100 Index in connection with certain securities, including the Callable MITTS Securities.

      The license agreement between the Nasdaq and ML&Co. provides that the following language must be stated in this prospectus supplement:

     "The Callable MITTS Securities are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Callable MITTS Securities. The Corporations make no representation or warranty, express or implied to the owners of the Callable MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the Callable MITTS Securities particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporation's only relationship to ML&Co. is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to ML&Co. or the Callable MITTS Securities. Nasdaq has no obligation to take the needs of ML&Co. or the owners of the Callable MITTS Securities into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Callable MITTS Securities to be issued or in the determination or calculation of the equation by which the Callable MITTS Securities is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Callable MITTS Securities.

    The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index(R) or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by ML&Co., owners of the Callable MITTS Securities, or any other person or entity from the use of the Nasdaq-100 Index(R) or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index(R) or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages."

      All disclosures contained in this prospectus supplement regarding the Nasdaq-100 Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Nasdaq. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of such information.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Callable MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Callable MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Callable MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding Callable MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Callable MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Callable MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Callable MITTS Securities arising under the laws of any other taxing jurisdiction.

      As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a Callable MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Callable MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Callable MITTS Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Callable MITTS Securities or securities with terms substantially the same as the Callable MITTS Securities. However, although the matter is not free from doubt, under current law, each Callable MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Callable MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Callable MITTS Securities. Prospective investors in the Callable MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Callable MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Callable MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Callable MITTS Securities is based upon the assumption that each Callable MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Callable MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Callable MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Callable MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a Callable MITTS Security had the Callable MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Callable MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Callable MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

      In particular, solely for purposes of applying the Final Regulations to the Callable MITTS Securities, ML&Co. has determined that the projected payment schedule for the Callable MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $6.7934 per unit (the "Projected Supplemental Redemption Amount"). This represents an estimated yield on the Callable MITTS Securities equal to 7.54% per annum, compounded semiannually. Accordingly, during the term of the Callable MITTS Securities, a U.S. Holder of a Callable MITTS Security will be required to include in income the sum of the daily portions of interest on the Callable MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Callable MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Callable MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Callable MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Callable MITTS Security's adjusted issue price will equal the Callable MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the Callable MITTS Security. At maturity of a Callable MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $6.7934 per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $6.7934 per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $6.7934 per unit (i.e., the Projected Supplemental Redemption Amount), the excess of $6.7934 per unit (i.e., the Projected Supplemental Redemption Amount) over the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Callable MITTS Security for the taxable year in which the maturity date occurs to the extent of the amount of such includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $6.7934 per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. U.S. Holders purchasing a Callable MITTS Security at a price that differs from the adjusted issue price of the Callable MITTS Security as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale, redemption, or exchange of a Callable MITTS Security prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Callable MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a Callable MITTS Security generally will equal such U.S. Holder's initial investment in the Callable MITTS Security increased by any interest previously included in income with respect to the Callable MITTS Security by the U.S. Holder. Any such taxable gain will be treated as ordinary income. Any such taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Callable MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Callable MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

      All prospective investors in the Callable MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Callable MITTS Securities. Investors in the Callable MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the Callable MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Callable MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Callable MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

      The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the Callable MITTS Securities during each accrual period over the term of the Callable MITTS Securities based upon a projected payment schedule for the Callable MITTS Securities (including both the Projected Supplemental Redemption Amount and estimated yield equal to 7.54% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the Final Regulations to the Callable MITTS Securities:

                                                                Total interest
                                                                deemed to have
                                                                accrued on the
                                              Interest deemed  MITTS Securities
                                              to accrue during as of the end of
                                               accrual period   accrual period
      Accrual Period                             (per unit)       (per unit)
      --------------                          ---------------- ----------------
August 4, 2000 through February 4, 2001......     $0.3802          $0.3802
February 5, 2001 through August 4, 2001......     $0.3913          $0.7715
August 5, 2001 through February 4, 2002......     $0.4061          $1.1776
February 5, 2001 through August 4, 2002......     $0.4214          $1.5990
August 5, 2002 through February 4, 2002......     $0.4372          $2.0362
February 5, 2002 through August 4, 2003......     $0.4538          $2.4900
August 5, 2003 through February 4, 2003......     $0.4709          $2.9609
February 5, 2003 through August 4, 2004......     $0.4886          $3.4495
August 5, 2004 through February 4, 2004......     $0.5071          $3.9566
February 5, 2004 through August 4, 2005......     $0.5261          $4.4827
August 5, 2005 through February 4, 2005......     $0.5460          $5.0287
February 5, 2005 through August 4, 2006......     $0.5666          $5.5953
August 5, 2006 through February 4, 2006......     $0.5879          $6.1832
February 5, 2006 through August 3, 2007......     $0.6102          $6.7934

--------
Projected Supplemental Redemption Amount = $6.7934 per unit.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Callable MITTS Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the Callable MITTS Security under penalties of perjury, (b) certifies that such owner is a non- U.S. Holder and
(c) provides the name and address of the beneficial owner. The statement may be made on the applicable IRS Form W-8, IRS Form W-8BEN or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. After December 31, 2000, a beneficial owner may no longer use IRS Form W-8 to certify its non-U.S. status. If a Callable MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the applicable IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Callable MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Callable MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

      Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Callable MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Callable MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Callable MITTS Security to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 or IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence. After December 31, 2000, a registered owner may no longer use IRS Form W-8 to certify its non-U.S. status.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

New withholding regulations

      On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the backup withholding and information reporting rules described above. The New Regulations will provide alternative methods for satisfying the certification requirement described under "Non-U.S. Holders" above. The New Regulations also will require, in the case of Callable MITTS Securities held by a foreign partnership, that (x) the certification described under "Non-U.S. Holders" above be provided by the partners rather than by the foreign partnership and
(y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The New Regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations. After December 31, 2000, interest accrued under the Final Regulations will not be subject to withholding upon sale or exchange (other than a redemption) of a Callable MITTS Security unless the Withholding Agent knows or has reason to know that such sale is with the principal purpose of avoiding tax.

                              ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any Callable MITTS Security on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the Callable MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Callable MITTS Securities will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and any Supplemental Redemption Amount.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the Callable MITTS Securities and other securities. For further information on ML&Co. and the Callable MITTS Securities, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                  UNDERWRITING

      The underwriters named below have each severally agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. the principal amount of Callable MITTS Securities set forth opposite their respective names. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the Callable MITTS Securities if any are purchased.

                                                                     Principal
     Underwriters                                                     Amount
     ------------                                                   -----------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.............................................. $35,920,910
A.G. Edwards & Sons, Inc...........................................      79,090
                                                                    -----------
     Total......................................................... $36,000,000
                                                                    ===========

      The underwriters have advised ML&Co. that they propose initially to offer all or part of the Callable MITTS Securities directly to the public at the offering prices set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriters are offering the Callable MITTS Securities subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

      The underwriting of the Callable MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

      The underwriters are permitted to engage in certain transactions that stabilize the price of the Callable MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Callable MITTS Securities.

      If the underwriters create a short position in the Callable MITTS Securities in connection with the offering, i.e., if they sell more units of the Callable MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing units of the Callable MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. Neither ML&Co. nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Callable MITTS Securities. In addition, neither ML&Co. nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Callable MITTS Securities. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                   VALIDITY OF THE CALLABLE MITTS SECURITIES

      The validity of the Callable MITTS Securities will be passed upon for ML&Co. by Brown & Wood LLP, New York, New York and for the underwriters by Sullivan & Cromwell, New York, New York.

                             INDEX OF DEFINED TERMS

                                                                            Page
                                                                            ----
Business Day............................................................... S-16
Calculation Day............................................................ S-13
Calculation Period......................................................... S-13
Callable MITTS Securities.................................................. S-1
Call Period................................................................ S-5
Call Price................................................................. S-5
Code....................................................................... S-29
Corporations............................................................... S-24
depositary................................................................. S-16
DTC........................................................................ S-4
Ending Value............................................................... S-4
ERISA...................................................................... S-29
Final Regulations.......................................................... S-26
Index Business Day......................................................... S-13
Market Disruption Event.................................................... S-15
ML&Co...................................................................... S-4
MLPF&S..................................................................... S-4
New Regulations............................................................ S-29
Nasdaq..................................................................... S-6
non-U.S. Holder............................................................ S-25
Payment Date............................................................... S-5
principal amount........................................................... S-4
Projected Supplemental Redemption Amount................................... S-26
Starting Value............................................................. S-4
successor index............................................................ S-15
Supplemental Redemption Amount............................................. S-4
U.S. Holder................................................................ S-25
Withholding Agent.......................................................... S-28

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                                    [LOGO]

                                3,600,000 Units

                           Merrill Lynch & Co., Inc.

                  Nasdaq-100 Market Index Target-Term Securities(R)
                                  due August 3, 2007
                            "Callable MITTS(R) Securities"


                        ------------------------------

                             PROSPECTUS SUPPLEMENT

                        ------------------------------

                              Merrill Lynch & Co.

                           A.G. Edwards & Sons, Inc.

                                 August 1, 2000

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